

November 16, 2012

David W. Grzebinski
Chief Financial Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston, Texas77007

      Re: Kirby Corporation
             Form 10-K for the year ended December 31, 2011
             Filed February 28, 2012
             File No. 001-07615

Dear Mr. Grzebinski:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ David R. Humphrey

                  David R. Humphrey
                  Accounting Branch Chief